UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). ST. PETKA
                       TRUST (EIN 88-0480035)
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization     DELAWARE
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Number of        7.        Sole Voting Power    8,659,889
                                               -----------
Shares

Beneficially     8.        Shared Voting Power  651,017
                                                ----------
Owned by

Each             9.        Sole Dispositive Power    8,659,889
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power    651,017
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person      9,310,906
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row(11) 36.8%
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                 14.    Type of Reporting Person (See Instructions) CO
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ITEM 1.  SECURITY AND ISSUER
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This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
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(a) Name:                                  St. Petka Trust
(b) Business Address:                      46 Calle Fresno,
                                           San Clemente CA 92672
(c) Present Principal Occupation:          N/A
(d) Disclosure of Criminal Proceedings:    none
(e) Disclosure of Civil Proceedings:       none
(f) Citizenship:                           The St. Petka Trust was organized
                                           in Delaware.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On the following dates, St. Petka Trust sold the following amounts of its shares of the Issuer's common stock at $0.50 per share in privately negotiated transactions: June 13, 2005 - 100,000 shares; June 21, 2005 - 60,000 shares; June 22, 2005 - 100,000 shares; July 19, 2005 - 50,000 shares; July 27, 2005 -
50,000 shares; August 25, 2005 - 240,000 shares; August 26, 2005 - 68,000 shares; August 27, 2005 - 50,000 shares; August 29, 2005 - 14,000 shares;
September 6, 2005; - 20,000 shares. Each purchaser was a different individual or entity. On July 15, 2005, St. Petka Trust gifted 2,000 shares of the Issuer's common stock to a different third party; these shares were valued at $0.645 per share, the market price on the date of the gift. On August 11, 2005, St. Petka Trust gifted 30,000 shares of the Issuer's common stock to a different third party; these shares were valued at $0.49 per share.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

The privately-negotiated sales were conducted in order to allow St. Petka Trust to pay its expenses and to disburse funds to its Trustor, Mr. Radovich.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

The trustor of the St. Petka Trust beneficially owns a total of 9,310,906 shares of the Issuer's common stock as follows:

(a) The St. Petka Trust directly owns 8,659,889 shares of the Issuer's common stock which comprises 36.8% of the Issuer's total issued and outstanding shares. The trustor of the St. Petka Trust is Radul Radovich. The beneficiaries of the St. Petka Trust are immediate family members of and who share a household with Chaslav Radovich, an officer and director of the Issuer, who also owns 513,851 shares individually, and as custodian for Chaslav Radovich's minor child Milena Radovich, who owns 44,000 shares, or an aggregate of 557,851 shares or 2.2%. The trustor for the St. Petka Trust, Radul Radovich, also owns R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 92,833 shares. Mr. Radul Radovich's aggregate holdings are therefore 8,753,055 shares or 34.6%

(b) The St. Petka Trust has sole voting and dispositive power as to the 8,659,889 shares it owns directly. The Trustor for the St. Petka Trust is Radul Radovich, the father of Chaslav Radovich. Chaslav Radovich has sole voting and dispostive power as to the 513,851 shares he owns individually and as to the 44,000 shares held as custodian for his minor child, Milena Radovich. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 92,833 shares are both controlled by Radul Radovich, who is the trustor of the St. Petka Trust.

(c) On the following dates, St. Petka Trust sold the following amounts of its shares of the Issuer's common stock at $0.50 per share in privately negotiated transactions. Each purchaser was a different individual or entity. June 13, 2005
- 100,000 shares; June 21, 2005 - 60,000 shares; June 22, 2005 - 100,000 shares;
July 19, 2005 - 50,000 shares; July 27, 2005 - 50,000 shares; August 25, 2005 -
240,000 shares; August 26, 2005 - 68,000 shares; August 27, 2005 - 50,000 shares; August 29, 2005 - 14,000 shares; September 6, 2005; - 20,000 shares. On July 15, 2005, St. Petka Trust gifted 2,000 shares of the Issuer's common stock to a different third party; these shares were valued at $0.645 per share, the market price on the date of the gift. On August 11, 2005, St. Petka Trust gifted 30,000 shares of the Issuer's common stock to a different third party; these shares were valued at $0.49 per share. Mr. Radovich is the trustor and one of the beneficiaries of the St. Petka Trust.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 22, 2005


Date




/s/ Radul Radovich
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Radul Radovich, Trustor


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)